June 19, 2007

Mail Stop

J. Marshall Batton, President
Opticon Systems, Inc.
Suite 307
17250 Knoll Trail
Dallas, TX 75248

> **Re:** **Opticon Systems, Inc.**
> **Amendment No. 1 to Form 10-SB**
> **Filed May 11, 2007**
> **File No. 0-52488**

Dear Mr. Batton:

We have reviewed the above amendment and have the following comments in regard to it.

<u>General</u>

1.   In your response letter, you regularly refer to pages numbers where we may locate the changes that you state that you have made. But you do not include any page numbers on the amended Form 10-SB. If future filings, please include page numbers.

2.   With your amendment, you submitted a document that is captioned as a marked copy. This document does not conform to the requirements of Item 310 of Regulation S-T, as it does not mark the changes that were made in the amendment. The failure to provide this marked copy significantly increased the time required to complete our review of your document. Your next amendment must be accompanied by a marked copy of the filing that conforms to Item 310 of Regulation S-T. You must either include the appropriate codes to designate each paragraph where a change was made from the text of amendment 1, or you should mark the specific changes within each paragraph, if you submit an HTML format document. The submission of an HTML format document that is appropriately marked will expedite our review.

3.   Update the financial statements contained in your filing to conform to the requirements of Item 310(g) of Regulation S-B. Ensure that the remainder of the document, including but not limited to Management's Discussion and Analysis is updated accordingly.

4.   Please note that the Form 10-SB became effective by lapse of time on Tuesday, May 1, 2007 and that the Form 10-QSB for the three months ended March 31, 2007 was due on Friday, June 15, 2007 pursuant to rule 13a-13. Please file this report immediately.

Item 1. Description of Business
Our Corporate History and Organization

5.   The initial reference to the "acquisition of the Opticon Network Manager Software" should be expanded to indicate concisely that the software had previously been licensed to at least sixty other companies and continues to be used by those other companies under perpetual, paid-up licenses. Throughout your filing, revise the phrase "acquisition of the Opticon Network Manager Software" to convey to the reader that what was acquired was software technology subject to pre-existing perpetual, paid-up licenses held by a large number of established companies that previously used the software.

6.   Please see our prior comment 4 of our letter of April 3, 2007. Given Mr. Talari's involvement on both sides of the Hathaway/FutureTech transaction, disclosure of the details of that transaction is deemed material to investors.

7.   Comment 7 of our letter dated April 3, 2007, requested that, in the event that you do not intend to register the spin-off of the Opticon stock under the Securities Act of 1933, you provide us with a detailed analysis of why you believe registration is not required. Simply setting forth the five point test in Staff Legal Bulletin No. 4 and stating that you comply with all five points is not sufficient. You should provide a legal analysis of the facts of your proposed transaction and explain why you believe each of the five conditions is satisfied. For example, we are unable to locate an information statement conforming to the requirements of Regulation 14C that would be provided to the Hathaway shareholders in connection with the proposed spinoff.

8.   We reissue comment 11 of our letter dated April 3, 2007 in part. Claims regarding superior product performance should be clarified. For example, you assert that your software "significantly reduces the time and expense required to install, manage, maintain and repair a fiber optic cable system". The scope of this claim is not clear, nor is adequate support for the claim provided.   Although you believe that your software is the only product available that isolates line breaks within five feet or provides GPS coordinates for the breaks, it is unclear whether other features of the product that are discussed under the heading "advantages of our technology" are offered by competitors. The basis for and source of the apparent claim that alternative technologies require eight road crews compared to 1.5 crews for your technology, is unclear. Tell us how you concluded that it requires up to 45 days longer to provide service to a customer that does not use your technology, and provide information regarding the speed advantage in the usual instance.

9.   Your filing refers to the not-yet-developed R4 system as a "product". We refer to the text under the subheading "our products" stating that you have "two product systems", for example. Revise to state consistently that the R4 system is a proposed product. Tell us how you determined that the system is 75% completed. In the filing, explain to investors what is meant by 75% completion and discuss what must be accomplished to complete the product development.   Discuss your reasonable expectations for the completion of product development and describe any material risks that you will not be able to complete the product development. You provide a timeline for completion of a demonstration system, beta version and general availability, but this is tied to a "funding" event that is not described.   Additionally, there is no reference to financial needs for product development funding, in the Liquidity and Capital Resources section of your Management's Discussion and Analysis, though we note that you refer to plans to raise $5 million in private equity capital. Revise to disclosure your needs for capital and to more fully discuss your plans to address those needs.

10.   Please prominently disclose in a risk factor your current reliance upon a mature technology that has been discontinued by its developer and that was previously licensed on a perpetual, paid-up royalty basis to what appears to be entities that represent a significant portion of your potential customer base. Ensure that you discuss the potential adverse effect of these circumstances on potential investors.

11.   Clarify whether the Opticon Cable Management System requires the use of the Oracle database and the MapIndex software in order to operate as described. If the third-party software is necessary, disclose whether or not the system comes with licenses for the use of these systems by your customers or whether the customers will have to obtain the licenses. If your software does not require the third-party technology, disclose how it will operate in the absence of the Oracle database and the MapIndex software.

12.   Please refer to comment 16 of our comment letter dated April 3, 2007. You have not yet identified the countries in which Anritsu plans to market the Opticon Network Manager systems. The text added to the filing states only that Anritsu has not informed you of where it intends to market the system, and that there on no geographic restrictions in the marketing agreement. Please collect the requested information concerning the countries where Anritsu plans to market your product, and provide disclosure that is responsive to the prior comment. The requested information will afford investors with an understanding of the geographic scope of the marketing arrangements and the geographic area for the probable marketing activities of your agent.

13.   Expand the information under the sub-heading "Our Intellectual Properties and Its Protection" to explain the nature of the referenced copyrights, the apparent limited scope of your technology ownership and the duration of the copyrights. Your technology was previously licensed to others, and the lack of a reference to these arrangements suggests

exclusivity which apparently does not exist. Ensure that the impact of the prior licenses on the copyright ownership is clarified.

14.   The meaning of the single-sentence first paragraph of the sub-heading "Competition" is unclear. Revise the competition section to provide a balanced discussion of your competitive weaknesses. This section currently asserts technological and other superiorities to competitors, yet you have not generated any revenues.   As such, your assertions of demonstrated technical superiority and your claim that your have a thirty to thirty-six month lead over your competitors appear unwarranted. Revise throughout to provide a concise and candid explanation of your competitive position. Portions of the current discussion rely upon technical terms. Please revise so that the explanation of your competitive position will be readily understandable to someone who is not familiar with your industry or your company.

Item 2. Management's Discussion and Analysis
Significant Accounting Policies and Estimates

15.   Please see Release 33-8350 dated December 28, 2003 with regard to the matter of "Critical Accounting Estimates." This section of the release discusses what the staff intended to be included in such discussions. Please note the following text of that Release:

> "When preparing disclosure under the current requirements, companies should consider whether they have made accounting estimates or assumptions where:
>
> - the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
>
> - the impact of the estimates and assumptions on financial condition or operating performance is material.
>
> If so, companies should provide disclosure about those critical accounting estimates or assumptions in their MD&A."

Please note that the significant points in the decision to include items in the discussion of Critical Accounting Estimates are that they are both uncertain and susceptible to change as well as being material. It is unclear to us how such matters as Income Taxes and Earnings (Loss) per Share warrant discussion in this section. Please revise or advise.

Plan of Operations

16.   Please revise this section to discuss your plan of operations, in the event you are not able to raise any additional funding. Please address each of the factors discussed in

(a)(1)(i)-(iv) of Item 303 of Regulation S-B in providing this response. The information regarding your plan of operations in the absence of the additional funding should precede any plan of operations that assumes that you will raise additional capital.

17.   You express a belief that you will be able to sell a minimum of $500,000 of the network manager software in the first twelve months of operation after funding. Disclose the reasonable basis on which this claim is made, or remove the claim. Similarly, disclose the reasonable basis for your belief that you will be able to obtain two consulting firms as resellers. Given the lack of any arrangements with such consultants, it appears unlikely that you will be able to establish a reasonable basis for your expectation that $2 million of revenues will be received within the first 12 months after funding. Please remove this claim, or provide specific support for the reasonable basis for that projection. Please refer to Item 10(d) of Regulation S-B in formulating your response.

18.   You discuss a plan to raise five million dollars through unregistered sales of securities. Disclose the time frame when you intend to seek such capital. In your response letter tell us whether you have made any plans or arrangements with respect to such an offering of your securities, as well as the terms of any such proposed offering. In considering the disclosure about such capital formation activities that is provided in the registration statement, you may wish to refer to Rule 135c.

19.   Please see prior comment 22 of our letter dated April 3, 2007. Your response indicates that Bentley Securities continues to hold the warrants issued in June of 2006 despite the termination of your agreement with them. It would appear that this series of transactions is material to the understanding and appreciation of the management of Opticon and that disclosure should be made as requested in our prior comment.

Item 3. Description of Property

20.   Expand this section to discuss the facilities currently used in your activities and the arrangements by which your use of those facilities is obtained. With respect to facilities you may obtain in the future, clarify, if true that the three-year lease you reference has not been entered into.

Item 4. Security Ownership of Certain Beneficial Owners and Management

21.   In prior comment 24 of our letter dated April 3, 2007, we requested a list of persons holding five percent or more of the shares of Hathaway. Although you disclose that Mr. Talari holds 41.8% of Hathaway's shares, it is unclear whether there are other five percent holders. Please identify each additional five percent holder by name, together with the number and percentage of share ownership held by each such person, or confirm to us that there are no additional such persons. Additionally, in your response letter, tell us the number of record shareholders of Hathaway.

Item 8. Description of Securities

22.   Please see Note 13 to your financial statements, "Commitments and Contingencies" part "e" of which states that the chief operating officer and a vice president of Opticon have pre-emptive rights in that they have agreements that provide them with the right to maintain a 4% interest in Opticon's outstanding stock by purchasing shares at a price of $0.00033 per share. Please revise to delete the statement that there are no pre-emptive rights and to disclose the rights held by these two officers. Please also insert a suitably captioned risk factor to reflect this restriction upon the rights of common shareholders and potential impediments to future capital formation.

Part II
Item 4. Recent Sales of Unregistered Securities

23.   Please expand the disclosure herein to include specific and reasonably detailed information about the factual and legal basis for the filer's belief that the claimed exemption from registration was available with respect to each transaction discussed.

        Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact the Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief - Legal

CC: Jackson L. Morris
       3116 W. North A Street
       Tampa, FL 33609-1544
       Facsimile Number: (800) 310-1695